UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 8-K
 CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):
March 12, 2021

 TCF FINANCIAL CORPORATION
(Exact name of registrant as specified in its charter)

Michigan	001-39009	38-2022454
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
333 W. Fort Street, Suite 1800, Detroit, Michigan 48226
(Address of principal executive offices, including Zip Code)

(800) 867-9757
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

(Title of each class)	(Trading Symbol(s))	(Name of exchange on which registered)
Common Stock (par value $1 per share)	TCF	The NASDAQ Stock Market
Depositary shares, each representing a 1/1000th interest in a share of the 5.70% Series C Non-Cumulative Perpetual Preferred Stock	TCFCP	The NASDAQ Stock Market
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

☐ Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events.

As previously disclosed, on December 13, 2020, TCF Financial Corporation, a Michigan corporation (“TCF”), entered into an Agreement and Plan of Merger (as amended from time to time, the “merger agreement”) with Huntington Bancshares Incorporated, a Maryland corporation (“Huntington”). The merger agreement provides that, upon the terms and subject to the conditions set forth therein, TCF will merge with and into Huntington (the “merger”), with Huntington as the surviving entity in the merger. The merger agreement was unanimously approved by the board of directors of each of TCF and Huntington.

In connection with the proposed merger, Huntington filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 containing a joint proxy statement/prospectus, as amended, and each of TCF and Huntington filed a definitive joint proxy statement/prospectus with the SEC dated February 17, 2021 (the “joint proxy statement/prospectus”), which TCF and Huntington first mailed to their respective shareholders on or about February 17, 2021.

Following the announcement of the merger agreement, as of the date of this Current Report on Form 8-K, ten lawsuits challenging the merger have been filed. The first lawsuit, captioned Shiva Stein v. TCF Financial Corporation et al. (Case No. 1:21-cv-00273-JKB) was filed in the U.S. District Court for the District of Maryland on February 2, 2021. The second lawsuit, captioned Maegon Cassell v. Huntington Bancshares Incorporated et al. (Case No. 1:21-cv-00161-MN) was filed in the U.S. District Court for the District of Delaware on February 6, 2021. The third lawsuit, captioned Joe Osterhout v. TCF Financial Corporation et al. (Case No. 1:21-cv-00403-SKC) was filed in the U.S. District Court for the District of Colorado on February 9, 2021. The fourth lawsuit, captioned Patrick Dionne v. Huntington Bancshares Incorporated et al. (Case No. 1:21-cv-01297-VM) was filed in the U.S. District Court for the Southern District of New York on February 12, 2021. The fifth lawsuit, captioned Robert Garfield v. Huntington Bancshares Incorporated et al. (Case No. 21CV001045) was filed in the Court of Common Pleas of Franklin County, Ohio on February 18, 2021. The sixth lawsuit, captioned James Keffalas v. Huntington Bancshares Incorporated et al. (Case No. 1:21-cv-01944) was filed in the U.S. District Court for the Southern District of New York on March 5, 2021. The seventh lawsuit, captioned Marcy Curtis v. TCF Financial Corporation et al. (Case No. 2:21-cv-10545-JEL-KGA) was filed in the U.S. District Court for the Eastern District of Michigan on March 11, 2021. The eighth lawsuit, captioned Frank Gallo v. TCF Financial Corporation et al. (Case No. 5:21-cv-10549-PDB-KGA) was filed in the U.S. District Court for the Eastern District of Michigan on March 11, 2021. The ninth lawsuit, captioned Stephen Bushansky v. Gary Torgow et al. (Case No.21-003454-CB) was filed in the Wayne County Circuit Court in the State of Michigan on March 12, 2021. The tenth lawsuit, captioned Alex Ciccotelli v. TCF Financial Corporation et al. (Case No. 2:21-cv-01205) was filed in the U.S. District Court for the Eastern District of Pennsylvania on March 12, 2021. The complaints filed in the lawsuits allege, among other things, that the defendants caused a materially incomplete and misleading joint proxy statement/prospectus relating to the proposed merger to be filed with the SEC in violation of Sections 14(a) and 20(a) of the Securities Exchange Act of 1934 and Rule 14a-9 promulgated thereunder and/or in breach of their fiduciary obligations under state law. We refer to the ten lawsuits collectively as the “Merger Litigation.”

TCF and Huntington believe that the claims asserted in the Merger Litigation are without merit and supplemental disclosures are not required or necessary under applicable laws. However, in order to avoid the risk that the Merger Litigation delays or otherwise adversely affects the merger, and to minimize the costs, risks and uncertainties inherent in defending the lawsuits, and without admitting any liability or wrongdoing, TCF and Huntington have agreed to supplement the joint proxy statement/prospectus as described in this Current Report on Form 8-K. Plaintiffs in the Merger Litigation have agreed that, following the filing of this Current Report on Form 8-K, they will each dismiss their complaints as moot. In the Garfield and Bushansky actions, which were filed as a putative class action, such dismissal shall be with prejudice as to the named plaintiff only and without prejudice to all other members of the putative class. TCF, Huntington and the other named defendants deny that they have violated any laws or breached any duties to TCF’s shareholders or Huntington’s shareholders, as applicable. Nothing in this Current Report on Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, TCF and Huntington specifically deny all allegations in the Merger Litigation that any additional disclosure was or is required.

Supplemental Disclosures to Joint Proxy Statement/Prospectus in Connection with the Merger Litigation

The additional disclosures (the “supplemental disclosures”) in this Current Report on Form 8-K supplement the disclosures contained in the joint proxy statement/prospectus and should be read in conjunction with the disclosures contained in the joint proxy statement/prospectus, which should be read in its entirety. To the extent that information set forth in the supplemental disclosures differs from or updates information contained in the joint proxy statement/prospectus, the information in this Current Report on Form 8-K shall supersede or supplement the information contained in the joint proxy statement/prospectus. All page references are to the joint proxy statement/prospectus and terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the joint proxy statement/prospectus.

1.The following disclosure is added at the end of the paragraphs under the heading “Board of Directors” on page 18 and page 109 of the joint proxy statement/prospectus:

The directors of the combined company will receive compensation for their service as directors. The compensation received by Huntington’s directors for 2019 is described in Huntington’s definitive proxy statement relating to its 2020 Annual Meeting of Shareholders, which was filed with the SEC on March 12, 2020, and the compensation received by Huntington’s directors for 2020 will be described in Huntington’s proxy statement relating to its 2021 Annual Meeting of Shareholders, when available, and in any information that Huntington files with the SEC that updates or supersedes that information.

2.The disclosure in the third paragraph on page 66 of the joint proxy statement/prospectus under the heading “Background of the Merger” is hereby amended and restated as follows:

During this period, Mr. Steinour regularly discussed the potential transaction with members of the Huntington Board, including lead independent director David L. Porteous, who expressed their support for Huntington management continuing to pursue preliminary discussions with TCF regarding a potential business combination. On November 12, 2020, a meeting of the joint Executive Committee of the Huntington Board and of The Huntington National Bank board of directors was held to discuss the potential transaction with TCF, which members of management attended. At the meeting, Mr. Steinour and other members of Huntington management updated the Executive Committee on the potential business combination with TCF, the synergies, opportunities and other benefits that could be realized through a combination, including expansion into new geographic and product markets and increased sale and distribution opportunities, and the preliminary transaction terms under discussion with TCF. Following discussion, the Executive Committee unanimously supported moving forward with negotiations with TCF around a potential business combination.

3.The disclosure in the fourth full paragraph on page 67 of the joint proxy statement/prospectus under the heading “Background of the Merger” is hereby amended and restated as follows:

On December 7, 2020, a meeting of the joint Risk Oversight and joint Audit Committees of the Huntington Board and of The Huntington National Bank board of directors was held, which members of Huntington management attended. At the meeting, members of Huntington management reviewed with the committee members the status and key findings of Huntington’s due diligence review of TCF across a variety of areas including, but not limited to, corporate risk management and internal audit, information technology, credit, legal and compliance and operations. Members of Huntington management explained that their due diligence review confirmed their overall assessment of the potential strategic and operational benefits of a business combination transaction with TCF. In addition, during this period Mr. Steinour updated other members of the Huntington Board on the status of the transaction.

4.The disclosure in the last paragraph on page 68 of the joint proxy statement/prospectus under the heading “Background of the Merger” is hereby amended and restated as follows:

On December 13, 2020, a joint meeting of the Huntington Board and The Huntington National Bank board of directors was held to discuss the potential transaction with TCF, which members of management and representatives of Wachtell Lipton and Goldman Sachs attended. At the meeting, Mr. Steinour updated the directors on the final negotiations with TCF and reviewed certain considerations relating to the proposed transaction, including with respect to the anticipated timeline and financial implications of the proposed transaction, which was expected to be completed in the second quarter of 2021, with a systems conversion anticipated later in 2021. Members of the Huntington Board and management reviewed the due diligence effort and findings of Huntington management and Huntington’s advisors. Representatives of Goldman Sachs reviewed with the Huntington Board Goldman Sachs’ financial analysis summarized below under “—Opinion of Huntington’s Financial Advisor” and rendered to the Huntington Board the oral opinion of Goldman Sachs, subsequently confirmed by delivery of a written opinion, dated December 13, 2020, to the Huntington Board, and attached to this joint proxy statement/prospectus as Annex C, to the effect that, as of the date of Goldman Sachs’ written opinion and based upon and subject to the factors and assumptions set forth in Goldman Sachs’ written opinion, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to Huntington. Representatives of Wachtell Lipton reviewed for the directors the final terms of the proposed merger agreement and other transaction documents and reviewed the directors’ fiduciary duties in connection with their consideration of a potential transaction with TCF, as they had previously done. Following further discussion, during which the directors considered the matters reviewed and discussed at that meeting and all prior meetings, including the factors described under the section of this joint proxy statement/prospectus entitled “—Huntington’s Reasons for the Merger; Recommendation of the Huntington Board of Directors,” the Huntington Board, by a unanimous vote of all directors, determined that the merger, the merger agreement and the other transactions contemplated by the merger agreement were advisable and fair to and in the best interests of Huntington and its shareholders and declared it advisable to enter into the merger agreement, and unanimously adopted and approved the merger agreement, the merger and the other transactions contemplated by the merger agreement.

5.The following disclosure is added after the second table on page 78 of the joint proxy statement/prospectus under the heading “TCF Selected Companies Analysis”:

The low and high stock price-to-tangible book value per share multiples of the selected companies were 1.07x and 1.87x, respectively, the low and high stock price-to-2020 estimated EPS multiples of the selected companies were 10.3x and 17.6x, respectively, the low and high stock price-to-2021 estimated EPS multiples of the selected companies were 9.7x and 20.0x, respectively, and the low and high stock price-to-2022 estimated EPS multiples of the selected companies were 8.6x and 19.7x, respectively.

6.The following disclosure is added after the first table on page 80 of the joint proxy statement/prospectus under the heading “Huntington Selected Companies Analysis”:

The low and high stock price-to-tangible book value per share multiples of the selected companies were 1.07x and 1.92x, respectively, the low and high stock price-to-2020 estimated EPS multiples of the selected companies were 8.8x and 19.0x, respectively, the low and high stock price-to-2021 estimated EPS multiples of the selected companies were 10.0x and 16.2x, respectively, and the low and high stock price-to-2022 estimated EPS multiples of the selected companies were 8.6x and 12.1x, respectively.

7.The following disclosure is added after the first table on page 81 of the joint proxy statement/prospectus under the heading “Selected Transactions Analysis”:

The low and high stock price-to-tangible book value per share multiples of the selected transactions were 0.44x and 3.19x, respectively, the low and high pay to trade ratios of the selected transactions were 0.40x and 1.52x, respectively, and the low and high core deposit premiums of the selected transactions were (7.4%) and 27.5%, respectively. For the 14 selected transactions in which consensus “street estimates” for the acquired company were available at announcement, the low and high stock price-to-Forward EPS multiples of the selected transactions (excluding the impact of the Forward EPS multiple for one of the selected transactions which multiple was considered to be not meaningful because it was greater than 30.0x) were 9.6x and 17.0x, respectively. For the 14 selected transactions involving publicly traded acquired companies, the low and high one-day market premiums of the selected transactions were (1.8%) and 24.2%, respectively.

8.The disclosure in the first paragraph under the heading “Huntington Discounted Cash Flow Analysis” on page 82 of the joint proxy statement/prospectus is hereby amended and restated as follows:

KBW performed a discounted cash flow analysis of Huntington to estimate a range for the implied equity value of Huntington. In this analysis, KBW used publicly available consensus “street estimates” for Huntington and assumed long-term growth rates for Huntington provided by Huntington management, and assumed discount rates ranging from 9.0% to 12.0%. The range of discount rates assumed was selected taking into account capital asset pricing model implied cost of capital calculations and other factors based on KBW’s experience and judgment. The range of values was derived by adding (i) the present value of the estimated excess cash flows that Huntington could generate over the period from June 30, 2021 through December 31, 2025 as a standalone company, and (ii) the present value of Huntington’s implied terminal value at the end of such period. KBW assumed that Huntington would maintain a common equity tier 1 ratio of 9.00% and would retain sufficient earnings to maintain that level. In calculating implied terminal values for Huntington, KBW applied a range of 9.5x to 12.5x to Huntington’s estimated 2026 earnings, which range was selected by KBW based on factors that KBW considered appropriate based on its experience and judgment. This discounted cash flow analysis resulted in a range of implied values per share of Huntington common stock of $12.50 to $16.60.

9.The disclosure in the first paragraph under the heading “TCF Discounted Cash Flow Analysis” on page 82 of the joint proxy statement/prospectus is hereby amended and restated as follows:

KBW performed a discounted cash flow analysis of TCF to estimate a range for the implied equity value of TCF. In this analysis, KBW used publicly available consensus “street estimates” for TCF and assumed long-term growth rates for TCF provided by TCF management, and assumed discount rates ranging from 10.0% to 13.0%. The range of discount rates assumed was selected taking into account capital asset pricing model implied cost of capital calculations and other factors based on KBW’s experience and judgment. The range of values was derived by adding (i) the present value of the estimated excess cash flows that TCF could generate over the period from June 30, 2021 through December 31, 2025 as a standalone company, and (ii) the present value of TCF’s implied terminal value at the end of such period. KBW assumed that TCF would maintain a common equity tier 1 ratio of 9.00% and would retain sufficient earnings to maintain that level. In calculating implied terminal values for TCF, KBW applied a range of 9.0x to 13.0x to TCF’s estimated 2026 earnings, which range was selected by KBW based on factors that KBW considered appropriate based on its experience and judgment. This discounted cash flow analysis resulted in a range of implied values per share of TCF common stock of $32.99 to $45.86.

10.The disclosure in the first paragraph under the heading “Pro Forma Combined Discounted Cash Flow Analysis” on page 82 and continuing onto page 83 of the joint proxy statement/prospectus is hereby amended and restated as follows:

KBW performed a discounted cash flow analysis to estimate a range for the implied equity value of the pro forma combined entity, taking into account the cost savings and related expenses expected to result from the merger as well as certain other earnings adjustments, accounting adjustments and restructuring charges assumed with respect thereto. In this analysis, KBW used publicly available consensus “street estimates” for Huntington and TCF, assumed long-term growth rates for Huntington and TCF provided by Huntington management and estimated cost savings and related expenses, other earnings adjustments, accounting adjustments and restructuring charges provided by Huntington management, and KBW assumed discount rates ranging from 9.0% to 12.0%. The range of discount rates assumed was selected taking into account capital asset pricing model implied cost of capital calculations and other factors based on KBW’s experience and judgment. The range of values was derived by adding (i) the present value of the estimated excess cash flows that the pro forma combined entity could generate over the period from June 30, 2021 through December 31, 2025, and (ii) the present value of the pro forma combined entity’s implied terminal value at the end of such period, in each case applying estimated cost savings and related expenses, other earnings adjustments, accounting adjustments and restructuring charges. KBW assumed that the pro forma combined entity would maintain a common equity tier 1 ratio of 9.00% and would retain sufficient earnings to maintain that level. In calculating implied terminal values for the pro forma combined entity, KBW applied a range of 9.5x to 12.5x the pro forma combined entity’s estimated 2026 earnings, which range was selected by KBW based on factors that KBW considered appropriate based on its experience and judgment. This discounted cash flow analysis resulted in a range of implied values for the 3.0028 shares of Huntington common stock to be received in the proposed merger for each share of TCF common stock of $42.12 to $56.43.

11.The disclosure in the first paragraph on page 91 of the joint proxy statement/prospectus under the heading “Premia Paid Analysis” is hereby amended and restated as follows:

Goldman Sachs reviewed and analyzed, using publicly available data obtained from S&P Global databases and public company filings, the premia paid in 66 all-stock acquisitions of publicly traded bank and thrift companies in the United States announced during the period from January 1, 2015 through December 11, 2020 in which the implied transaction value was greater than $200 million. For the entire period and for each calendar year through December 11, 2020, Goldman Sachs calculated the average premia of the price paid in acquisitions announced during such period relative to the target company’s closing share price one day prior to the announcement of the transaction. The following shows a summary of the results of the review:

12.The disclosure in the third paragraph under the heading “Illustrative Discounted Dividend Analyses for TCF” on page 92 of the joint proxy statement/prospectus is hereby amended and restated as follows:

Goldman Sachs divided the ranges of illustrative equity values it derived for TCF on a standalone basis as well as the ranges of illustrative equity values it derived for TCF on a standalone basis but taking into account the effect of the proposed merger by the total number of fully diluted shares of TCF common stock outstanding as provided by Huntington management (approximately 154 million shares) to derive illustrative ranges of present values per share of TCF common stock on a standalone basis of $37.62 to $45.43 and on a standalone basis but taking into account the effect of the proposed merger of $51.91 to $64.17.

13.The disclosure in the third paragraph under the heading “Illustrative Discounted Dividend Analyses for Huntington on a Stand-Alone Basis” on page 93 of the joint proxy statement/prospectus is hereby amended and restated as follows:

Goldman Sachs divided the range of illustrative equity values it derived for Huntington on a stand-alone basis by the total number of fully diluted shares of Huntington common stock outstanding as provided by Huntington management (approximately 1,036 million shares) to derive a range of illustrative present values per share of Huntington common stock on a stand-alone basis of $14.00 to $17.17.

14.The disclosure in the second paragraph on page 94 under the heading “Illustrative Discounted Dividend Analyses for Huntington on a Pro Forma Basis” of the joint proxy statement/prospectus is hereby amended and restated as follows:

Goldman Sachs divided the range of illustrative equity values it derived for Huntington on a pro forma basis by the total number of fully diluted shares of Huntington common stock outstanding inclusive of the number of shares of Huntington common stock anticipated to be issued in the proposed merger (approximately 1,504 million shares total), as provided by Huntington management, to derive a range of illustrative present values per share of Huntington common stock on a pro forma basis of $14.52 to $17.98.

15.The disclosure in the second paragraph under the heading “TCF Prospective Financial Information” on page 97 of the joint proxy statement/prospectus is hereby amended and restated as follows:

For purposes of extrapolating TCF financial results, TCF senior management provided KBW with, among other things, estimated long-term annual growth rates of 5% for TCF’s net income and for TCF’s risk weighted assets, an estimated pre-tax cost of cash of 1.05% and an estimated marginal tax rate of 18.0%. These estimates were based on historical experience and on various other estimates and assumptions made by TCF’s management based on information available to it under the circumstances and at the time made.

In the discounted cash flow analysis of TCF performed by KBW in connection with its opinion, the above estimated earnings and total risk-weighted asset data for TCF and assumed long-term growth rates and other assumptions for TCF were used at the direction of TCF management to derive the following estimates of excess cash flows that TCF could generate over the period from June 30, 2021 through December 31, 2025 as a standalone company, calculated generally as any portion of estimated earnings in excess of an amount assumed to be retained by TCF to maintain the assumed common equity tier 1 ratio of 9.00%.

	Six-Months Ending December 31, 2021E	2022E	2023E	2024E	2025E
Estimated Excess Cash Flows ($ in millions)	$154	$289	$296	$313	$329

The estimates of excess cash flows were calculated solely for purposes of the discounted cash flow analysis performed in connection with KBW’s opinion, and none of TCF, Huntington nor KBW assumes any responsibility for any use of such estimates, or reliance on such estimates, for any other purpose.

16.The disclosure in the second paragraph under the heading “Huntington Prospective Financial Information” on page 98 of the joint proxy statement/prospectus is hereby amended and restated as follows:

For purposes of extrapolating Huntington’s financial results, Huntington senior management provided KBW with, among other things, estimated long-term annual growth rates of 3% for Huntington’s net income and for Huntington’s risk weighted assets, an estimated pre-tax cost of cash of 1.05% and an estimated marginal tax rate of 18.0%. These estimates were based on historical experience and on various other estimates and assumptions made by Huntington’s management based on information available to it under the circumstances and at the time made.

In the discounted cash flow analysis of Huntington performed by KBW in connection with its opinion, the above estimated earnings and total risk-weighted asset data for Huntington and assumed long-term growth rates and other assumptions for Huntington were used at the direction of TCF management to derive the following estimates of excess cash flows that Huntington could generate over the period from June 30, 2021 through December 31, 2025 as a standalone company, calculated generally as any portion of estimated earnings in excess of an amount assumed to be retained by Huntington to maintain the assumed common equity tier 1 ratio of 9.00%. T

	Six-Months Ending December 31, 2021E	2022E	2023E	2024E	2025E
Estimated Excess Cash Flows ($ in millions)	$448	$914	$962	$997	$1,034

The estimates of excess cash flows were calculated solely for purposes of the discounted cash flow analysis performed in connection with KBW’s opinion, and none of TCF, Huntington nor KBW assumes any responsibility for any use of such estimates, or reliance on such estimates, for any other purpose.

17.The following disclosure is added to the end of the last paragraph under the heading “Huntington Prospective Financial Information” on page 98 of the joint proxy statement/prospectus:

Huntington senior management also provided Goldman Sachs with estimated dividends per share of $0.60, $0.60, $0.62, $0.66, $0.70 and $0.74 for each of the years ending December 31, 2020 through 2025, respectively.

Item 9.01 Financial Statements and Exhibits.

(d)         Exhibits.

Exhibit Number	Description
104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document

Caution Regarding Forward-Looking Statements

This communication may contain certain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the plans, objectives, expectations and intentions of TCF and Huntington, the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements: changes in general economic, political, or industry conditions; the magnitude and duration of the COVID-19 pandemic and its impact on the global economy and financial market conditions and our business, results of operations, and financial condition; uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve Board; volatility and disruptions in global capital and credit markets; movements in interest rates; reform of LIBOR; competitive pressures on product pricing and services; success, impact, and timing of our business strategies, including market acceptance of any new products or services; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations, including those related to the Dodd-Frank Wall Street Reform and Consumer Protection Act and the Basel III regulatory capital reforms, as well as those involving the OCC, Federal Reserve, FDIC, and CFPB; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement between TCF and Huntington; the outcome of any legal proceedings that may be instituted against TCF or Huntington; delays in completing the transaction; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); the failure to obtain shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where TCF and Huntington do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the ability to complete the transaction and integration of TCF and Huntington successfully; and other factors that may affect the future results of TCF and Huntington. Additional factors that could cause results to differ materially from those described above can be found in TCF’s Annual Report on Form 10-K for the year ended December 31, 2020, which is on file with the SEC and available on TCF’s investor relations website, ir.tcfbank.com, under the heading “Financial Information” and in other documents TCF files with the SEC, and in Huntington’s Annual Report on Form 10-K for the year ended December 31, 2020, which is on file with the SEC and available in the “Investor Relations” section of Huntington’s website, http://www.huntington.com, under the heading “Publications and Filings” and in other documents Huntington files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither TCF nor Huntington assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Important Additional Information

In connection with the proposed transaction, Huntington has filed with the SEC a Registration Statement on Form S-4 that includes a joint proxy statement of TCF and Huntington and a prospectus of Huntington. The registration statement on Form S-4, as amended, was declared effective by the SEC on February 17, 2021, and TCF and Huntington mailed the definitive joint proxy statement/prospectus to their respective shareholders on or about February 17, 2021. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SHAREHOLDERS OF TCF AND SHAREHOLDERS OF HUNTINGTON ARE URGED TO READ THE REGISTRATION STATEMENT AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Shareholders can obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about TCF and Huntington, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to TCF Investor Relations, TCF Financial Corporation, 333 W. Fort Street, Suite 1800, Detroit, Michigan 48226, (866) 258-1807 or to Huntington Investor Relations, Huntington Bancshares Incorporated, Huntington Center, HC0935, 41 South High Street, Columbus, Ohio 43287, (800) 576-5007.

Participants in Solicitation

TCF, Huntington and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of TCF and Huntington in connection with the proposed transaction under the rules of the SEC. Information regarding TCF’s directors and executive officers is available in its definitive proxy statement relating to its 2020 Annual Meeting of Shareholders, which was filed with the SEC on March 25, 2020, and other documents filed by TCF with the SEC. Information regarding Huntington’s directors and executive officers is available in its definitive proxy statement relating to its 2020 Annual Meeting of Shareholders, which was filed with the SEC on March 12, 2020, and other documents filed by Huntington with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

TCF FINANCIAL CORPORATION

/s/ David T. Provost
David T. Provost, Chief Executive Officer (Principal Executive Officer)

/s/ Brian W. Maass
Brian W. Maass, Executive Vice President and Chief Financial Officer (Principal Financial Officer)

/s/ Kathleen S. Wendt
Kathleen S. Wendt, Executive Vice President and Chief Accounting Officer (Principal Accounting Officer)

Dated:  March 12, 2021